                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82:       .)
                                      -------

                     TSMC Monthly Sales Report - March 2004

Hsinchu, Taiwan, April 8, 2004 - Taiwan Semiconductor Manufacturing Company Ltd.
(TSMC) ("the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for March 2004 totaled NT$19,972 million, representing a 8.6 percent growth over February 2004. On a year-over-year basis, net sales for March 2004 increased
44.2 percent.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, "TSMC's March 2004 sales increased sequentially as a result of higher wafer shipments and better product mix, which led to the rise of average selling price
(ASP)."

"The Company's revenues for the first quarter of 2004 were NT$57,513 million, reaching the same level as the record sales for the fourth quarter of 2003. It is expected that TSMC would generate even better revenues for the second quarter of 2004 due to an increased demand and a firmer pricing environment," Ms. Ho added.

                                      # # #


Sales Report:                                                (Unit: NT$ million)

-----------------------------------------------------------------------------------------------
Net Sales                                2004(1)                2003              Growth Rate
-----------------------------------------------------------------------------------------------
March                                     19,972               13,851                44.2%
-----------------------------------------------------------------------------------------------
January through March                     57,513               39,325                46.3%
-----------------------------------------------------------------------------------------------

(1): Year 2004 figures have not been reviewed.

TSMC Spokesperson:
-----------------
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:
---------------------------------------

Mr. J.H. Tzeng                 Mr. Jesse Chou                    Mr. Richard Chung
PR Department Manager, TSMC    Public Affairs Manager, TSMC      PR Principal Specialist, TSMC
Tel: 886-3-666-5028(O)         Tel:886-3-666-5029(O)             Tel:886-3-666-5038(O)
     886-928-882-607(Mobile)       886-932-113-258(Mobile)           886-911-258-751(Mobile)
Fax: 886-3-567-0121            Fax:03-5670121                    Fax:03-5670121
E-mail: jhtzeng@tsmc.com       E-Mail: jhchoua@tsmc.com          E-Mail: cychung@tsmc.com
        ----------------               ----------------                  ----------------

               Taiwan Semiconductor Manufacturing Company Limited
                                 April 08, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2004.

1) Sales volume (in NT$ thousand)

------------------ ------------------ ------------------ ------------------ ------------------ ------------------
   Period                 Items               2004             2003              Changes              (%)
------------------ ------------------ ------------------ ------------------ ------------------ ------------------
------------------ ------------------ ------------------ ------------------ ------------------ ------------------
Mar                Invoice amount             19,324,765         12,196,573          7,128,192             58.44%
------------------ ------------------ ------------------ ------------------ ------------------ ------------------
Jan - Mar          Invoice amount             54,589,229         36,515,132         18,074,097             49.50%
------------------ ------------------ ------------------ ------------------ ------------------ ------------------
Mar                Net sales                  19,972,049         13,851,377          6,120,672             44.19%
------------------ ------------------ ------------------ ------------------ ------------------ ------------------
Jan - Mar          Net sales                  57,513,205         39,325,313         18,187,892             46.25%
------------------ ------------------ ------------------ ------------------ ------------------ ------------------

2) Funds lent to other parties (in NT$ thousand)

---------------------------- ------------------------- ---------------------- ---------------------------------
                                Limit of lending               Mar                Bal. as of period end
---------------------------- ------------------------- ---------------------- ---------------------------------
---------------------------- ------------------------- ---------------------- ---------------------------------
TSMC                               65,842,862                      -                           -
---------------------------- ------------------------- ---------------------- ---------------------------------
TSMC's subsidiaries                32,622,703               (51,750)*                  4,953,000
---------------------------- ------------------------- ---------------------- ---------------------------------

* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)

------------------------- ------------------------- -------------------------  ----------------------------
                            Limit of endorsements             Mar                  Bal. as of period end
------------------------- ------------------------- -------------------------  ----------------------------
------------------------- ------------------------- -------------------------  ----------------------------
TSMC                                   82,303,577         (186,300)*                           17,830,800
------------------------- ------------------------- -------------------------  ----------------------------
TSMC's subsidiaries                           N/A                -                                      -
--------------------------------------------------- -------------------------  ----------------------------
TSMC endorses for subsidiaries                            (186,300)*                           17,830,800
--------------------------------------------------- -------------------------  ----------------------------
TSMC's subsidiaries endorse for TSMC                             -                                      -
--------------------------------------------------- -------------------------  ----------------------------
TSMC endorses for PRC companies                                  -                                      -
--------------------------------------------------- -------------------------  ----------------------------
TSMC's subsidiaries endorse for PRC companies                    -                                      -
--------------------------------------------------- -------------------------  ----------------------------

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

-------------------------------------  --------------------- -------------------- ----------------------
   Underlying assets / liabilities        Liabilities:             YEN:                      2,624,860
                                                             -------------------- ----------------------
                                                                   EUR:                         19,000
                                       --------------------- -------------------- ----------------------
                                          Assets:                  US$:                      1,963,127
-------------------------------------  --------------------- -------------------- ----------------------
      Financial instruments                                                       FX forward contracts
-------------------------------------  --------------------- -------------------------------------------
      Recognized profit (loss)                                                            (NT$210,832)
-------------------------------------  --------------------- -------------------------------------------

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

-------------------------------------  --------------------- -------------------- ----------------------
   Underlying assets / liabilities        Liabilities:             NT$:                      3,000,000
                                                             -------------------- ----------------------
                                                                   US$:                          2,857
                                       --------------------- -------------------- ----------------------
                                          Assets                   US$:                              -
-------------------------------------  --------------------- -------------------- ----------------------
   Financial instruments                                                            Interest rate swap
-------------------------------------  --------------------- -------------------- ----------------------
   Recognized profit (loss)                                                                          -
-------------------------------------  --------------------- -------------------- ----------------------

  b. Trading purpose: None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 8, 2004             By /s/ Lora Ho
                                   -----------------------------------
                                   Lora Ho
                                   Vice President & Chief Financial Officer